Exhibit 1


                           XOMA CONTACTS: Peter Davis or Ellen Martin
                           510-644-1170 or 1-800-BIO-XOMA
                           XOMA home page @ http://www.xoma.com
                           Thomson Financial: Rhonda Chiger 212-510-9280 or Jacqueline Franchetti 212-701-1949

XOMA DISCONTINUES PHASE III TRIAL OF NEUPREX(R) IN TRAUMA

Berkeley, CA--September 27, 1999--XOMA Ltd. (Nasdaq: XOMA) today announced that patient enrollment has been discontinued in its Phase III clinical trial testing NEUPREX(R) (rBPI21) in trauma patients with severe blood loss. The decision was based on an interim safety and efficacy analysis of data from 842 patients by an independent Data Safety Monitoring Board (DSMB). Although the DSMB raised no safety concerns, they indicated that the interim results were not sufficient to meet the predetermined efficacy criteria for continuing the trial, and recommended stopping accrual.

"This trial was based on a positive Phase II program, so we were surprised by these interim results," said Jack Castello, Chairman, President and CEO of XOMA. "We need to complete our analysis of the data from the more than 1100 patients finally accrued in order to better understand what happened in this trial. We remain confident in the product, and are moving ahead with our detailed analysis of data from the recently completed Phase III meningococcemia trial for review by the FDA. We will also continue our other BPI-related partnering and development activities, including our antifungal and ophthalmic development programs."

XOMA Ltd. develops and manufactures biopharmaceuticals in Berkeley and Santa Monica, California. Medical targets include bacterial and fungal infections, infectious complications (such as those that may follow trauma or surgery), inflammatory and immunologic disorders. NEUPREX(R) is the first of several products XOMA is developing from BPI (bactericidal/permeability-increasing protein), a human protein and natural defense against infections. BPI was discovered by Peter Elsbach, MD, and Jerrold Weiss, PhD, at New York University School of Medicine. XOMA has collaborated with NYU since 1991 to extend and apply BPI-related research to commercial pharmaceutical development. Additionally, XOMA is collaborating with Genentech to develop an antibody, anti-CD11a (hu1124), soon to enter Phase III studies in moderate-to-severe psoriasis and Phase I in kidney transplant patients.

Statements made in this press release relating to the timing of clinical trials and other aspects of product development, regulatory approvals, or that otherwise relate to future periods, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on assumptions which may not prove accurate. Actual results could differ materially from those anticipated due to certain risks inherent in the biotechnology industry and for companies engaged in the development of new products in a regulated market. These risks, including those related to the timing or results of pending or future clinical trials, changes in the status of the Company's collaborative relationships, and actions by the U.S. Food and Drug Administration or the U.S. Patent and Trademark Office, are discussed in the Company's most recent annual report on Form 10-K and in other SEC filings. Consider such risks carefully in evaluating XOMA's prospects.

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